                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                         HCC INSURANCE HOLDINGS, INC.
                         ----------------------------
                               (Name of Issuer)

                   COMMON STOCK, $1.00 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                 404 132 102
                                 -----------
                                (CUSIP Number)

                             STEPHEN J. LOCKWOOD
                        401 EDGEWATER PLACE, SUITE 400
                             WAKEFIELD, MA  01880
                                (781) 245-2220
                                --------------
         (Name, Address and Telephone Number of Person authorized to
                     Receive Notices and Communications)

                               WITH COPIES TO:

                               ARTHUR S. BERNER
                       WINSTEAD SECHREST & MINICK P.C.
                            910 TRAVIS, SUITE 2400
                          HOUSTON, TEXAS 77002-5895
                                (713) 650-2729

                              DECEMBER 31, 1998
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), (f) or (g), check the following
box [    ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 404 132 102                                               Page 1 of 6

-------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stephen J. Lockwood   ###-##-####
-------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)   [   ]
                                                                    (b)   [ X ]
-------------------------------------------------------------------------------
 3.    SEC USE ONLY

-------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
       00
-------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           [   ]
       PURSUANT TO ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER

                      3,725,935
    NUMBER OF    --------------------------------------------------------------
     SHARES      8.   SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY          0
      EACH       --------------------------------------------------------------
    REPORTING    9.   SOLE DISPOSITIVE POWER
     PERSON
      WITH            3,725,935
                 --------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER

                      0
-------------------------------------------------------------------------------
 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       3,725,935
-------------------------------------------------------------------------------
 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES             [   ]
       CERTAIN SHARES*

-------------------------------------------------------------------------------
 13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.67
-------------------------------------------------------------------------------
 14.   TYPE OF REPORTING PERSON *

       IN
-------------------------------------------------------------------------------

This Amendment No. 1 amends the statement on Schedule 13D (the "Schedule 13D") filed by Stephen J. Lockwood on May 24, 1996. This Amendment No. 1 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934 as amended, by the reporting person. It shall refer only to information which has materially changed since the filing of the
Schedule 13D.

CUSIP No. 404 132 102                                               Page 2 of 6

ITEM 1.   SECURITY AND ISSUER

          Unchanged.

ITEM 2.   IDENTITY AND BACKGROUND

          (A)  NAME.

               Unchanged.

          (B)  BUSINESS ADDRESS.

               Unchanged.

          (C)  PRESENT PRINCIPAL OCCUPATION.

               Item 2(C) is hereby amended and restated as follows:

               Stephen J. Lockwood's principal occupation is serving as Director and Vice Chairman of the Board of HCC Insurance Holdings, Inc. and as Chief Executive Officer of LDG Reinsurance Corporation.

          (D)  CONVICTION(S) IN ANY CRIMINAL PROCEEDING.

               Unchanged.

          (E) PARTY TO CIVIL PROCEEDING(S) PERTAINING TO STATE OR FEDERAL SECURITIES LAWS.

               Unchanged.

          (F)  CITIZENSHIP.

               Unchanged.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Unchanged.

ITEM 4.   PURPOSE OF THE TRANSACTION

          Unchanged.

ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER.

          (A)  Item 5(A) is hereby amended and restated as follows:

               AGGREGATE NUMBER AND PERCENTAGE OF SECURITIES BENEFICIALLY OWNED:

               Mr. Lockwood currently beneficially owns 3,725,935 shares (7.67%) of the common stock of HCC Insurance Holdings, Inc. ("HCC Common Stock"). This amount includes 93,200 shares of HCC Common Stock owned of record by the Lockwood Family Limited

CUSIP No. 404 132 102                                               Page 3 of 6

               Partnership, a partnership of which Mr. Lockwood is the general partner, and 315,000 shares which he has a right to acquire upon the exercise of options within 60 days from the date hereof.

          (B)  Item 5(B) is hereby amended and restated as follows:

               NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

               SOLE POWER TO VOTE OR DIRECT THE VOTE:

               3,725,935

               SHARED POWER TO VOTE OR DIRECT THE VOTE:

               Not applicable.

               SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

               3,725,935

          (C)  TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS.

               Item 5(C) is hereby amended and restated as follows:

                                   Dispositions
                                   ------------

    Date     Number of Shares     Price Per Share             Transaction
    ----     ----------------     ---------------             -----------
  11/16/98        14,200              $19.00        Sale made on the open market
                                                    or in private sale.

  11/17/98         7,700               19.00        Sale made on the open market
                                                    or in private sale.

  11/18/98         7,000               19.00        Sale made on the open market
                                                    or in private sale.

  11/19/98        60,100              18.818        Sale made on the open market
                                                    or in private sale.

  11/25/98        72,700             18.8929        Sale made on the open market
                                                    or in private sale.

  12/02/98        25,000              18.375        Sale made on the open market
                                                    or in private sale.

  12/03/98        68,000              19.086        Sale made on the open market
                                                    or in private sale.

CUSIP No. 404 132 102                                               Page 4 of 6

  12/04/98        12,400              19.009        Sale made on the open market
                                                    or in private sale.

  12/07/98        25,000               18.82        Sale made on the open market
                                                    or in private sale.

  12/08/98       135,000              18.582        Sale made on the open market
                                                    or in private sale.

  12/11/98         5,000              18.375        Sale made on the open market
                                                    or in private sale.

                                   Acquisitions
                                   ------------

    Date     Number of Shares     Price Per Share            Transaction
    ----     ----------------     ---------------            -----------
  12/31/98        50,000              $17.75        Acquisition of derivative
                                                    security, exempted pursuant
                                                    to Rule 16b-3.

          (D) OTHER PERSON WITH RIGHT TO RECEIVE OR DIRECT THE RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS OF THE SALE OF THE SECURITIES.

               Unchanged.

          (E) DATE UPON WHICH THE REPORTING PERSON CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN 5% OF THE SECURITIES.

               Unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Unchanged.

ITEM 7.   EXHIBITS

          (A) **Agreement and Plan of Reorganization dated as of February 22, 1996 by and among HCC Insurance Holdings, Inc., Merger Sub, Inc., LDG Management Company Incorporated, SRRF Management Incorporated, Medical Reinsurance Underwriters Incorporated,
               LDG Worldwide Limited, and LDG Insurance Agency Incorporated, Stephen J. Lockwood and Walter L. Suydam.

          (B) **Affiliates Agreement dated as of May 24, 1996 by and between Stephen J. Lockwood and HCC Insurance Holdings, Inc.


**Previously filed with the Schedule 13D.

CUSIP No. 404 132 102                                               Page 5 of 6
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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 1, 1999
                                       ----------------------------------------
                                                       (Date)

                                                /s/ Stephen J. Lockwood
                                       ----------------------------------------
                                                      (Signature)
























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